

Mail Stop 4631

August 2, 2017

Via email
Kevin P. Bradley
Executive Vice President and Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219

>   **Re: United States Steel Corporation**
>   **Form 10-K**
>   **Filed February 28, 2017**
>   **File No. 1-16811**

Dear Mr. Bradley:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Non-Generally Accepted Accounting Policies (non-GAAP), page 3

1. You state that adjusted net earnings (loss), adjusted net earnings (loss) per diluted share and adjusted EBITDA are presented to enhance the understanding of your ongoing operating performance and established trends affecting core operations, particularly cash generating activity, which indicates these non-GAAP measures are presented for operating performance and liquidity purposes. As such, please present the three categories of the cash flow statement with equal or greater prominence and also reconcile each of these non-GAAP measures from cash flows from operations, in addition to the reconciliations to net earnings (loss) attributable to the company. Please refer to Items 10(e)(1)(i)(a) and (b) of Regulation S-K and Question 102.06 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2106, for guidance.. Please also address this comment in your earnings releases.

Property, plant and equipment, page F-11

2. We note that you test your long-lived assets at the reportable segment level for the Flat-Rolled and U.S. Steel Europe reportable segments and at a level below for the Tubular

reportable segment. Please tell us how you determined that these four asset groups represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities in accordance with ASC 360-10-35-23 through 35-25.

12. Property, Plant and Equipment, page F-27

3. We note that you changed the range of useful lives of machinery and equipment to 5-40 years in the 2016 Form 10-K from 1-22 years in the 2015 Form 10-K. Please tell us your consideration of the disclosures required by ASC 250-10-50-4 for a change in accounting estimate.

4. We note that machinery and equipment comprises 85.4% of gross property, plant and equipment and that the estimated useful lives range is 5 - 40 years. Please provide a more disaggregated presentation of the amount and range of estimated useful lives into smaller and more meaningful categories, as the range of useful lives is very broad. For categories that still have a very broad range of useful lives, separately discuss the types of assets that fall in each part of the range and explain why these types of assets have a broad range for the useful lives.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Change in Estimate – Capitalization and Depreciation Method, page 5

5. Please expand your discussion of the change in accounting method for depreciating and capitalizing property, plant and equipment to include the impact of this change on the recognition of gains or losses from assets sold or otherwise disposed of.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction